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                         SUBSIDIARIES OF THE REGISTRANT

As of December 31, 1998, the subsidiaries of Incomnet, Inc. were:

      1. Incomnet Communications Corporation, a Delaware corporation (formerly known as National Telephone & Communications, Inc. or
            NTC).

      2. GenSource Corporation, a California corporation. The Company sold the common stock of GenSource in March, 1999 and currently holds only a preferred stock interest in GenSource.